Tenon Medical, Inc.

104 Cooper Court

Los Gatos, CA 95032

July 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Tenon Medical, Inc. Request for Acceleration

Registration Statement on Form S-1, as amended

File No. 333-279336

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tenon Medical, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No.  333-279336), as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, July 3, 2024, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Jeffrey Wofford at (646) 876-0618.

Very truly yours,

By:	/s/ Steven M. Foster
Name:	Steven M. Foster
Title:	Chief Executive Officer

cc:	Jeffrey Wofford, Sichenzia Ross Ference Carmel LLP